

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Johanna Mylet
Chief Financial Officer
Poseida Therapeutics, Inc.
9390 Towne Centre Drive, Suite 200
San Diego, CA 92121

> **Re: Poseida Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 9, 2023**
> **File No. 001-39376**

Dear Johanna Mylet:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 111
Results of Operations, page 119

1. We note from page 119 that research and development (R&D) expenses attributable to Clinical stage programs accounts for approximately one-third of total R&D expense for the two annual periods presented. These clinical stage programs are represented by two programs in 2021 and four programs in 2022. We also note the following from your response letter dated May 27, 2020: "Going forward as the Company's other programs, such as its Allogeneic program, Dual CAR Allogenic program or Gene Therapy program enter the clinic, the Company respectfully advises the Staff that it plans on further breaking out its external clinical stage program costs for investors by program at that time." Accordingly, please provide us with your proposed disclosure revisions to break out such clinical stage program costs by program in your next Form 10-Q as committed to in your earlier response letter.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences